September 9, 2014

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Kevin L. Vaughn

Re:	Peregrine Semiconductor Corporation
Form 10-K for the Fiscal Year Ended December 28, 2013
Filed February 19, 2014
File No. 001-35623

Dear Mr. Vaughn:
Peregrine Semiconductor Corporation (the “Company”) hereby responds to the comments set forth in the letter to the Company dated September 4, 2014 from the staff of the United States Securities and Exchange Commission (the “Staff”). For your convenience, we have repeated and numbered the comments from the September 4, 2014 letter in italicized, bold print, and the Company’s responses are provided below each comment.
Form 10-K for the fiscal year ended December 28, 2013
Item 9A. Controls and Procedures, page 48

1.
We note your response to prior comment 1 and that your management has continued to conclude that disclosure controls and procedures were effective as of the end of the fiscal year. Please tell us in more detail the factors you considered and highlight for us those factors that supported your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective. Alternatively, please amend your Form 10-K to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that disclosure controls and procedures were not effective as of the end of the fiscal year.

In response to your comments, we re-evaluated our conclusions regarding the effectiveness of our disclosure controls and procedures as of the end of the fiscal year. As stated in our letter to the Staff dated August 20, 2014, as a result of an inadvertent omission, the Company failed to include management’s report on its assessment of control over financial reporting. As noted by the Staff, such failure to include the required disclosure in the Annual Report resulted in the required information not being reported within the time periods specified in the Commission’s rules and forms. In light of the failure to timely disclose, and based upon our re-evaluation, management concludes that the Company’s disclosure controls and procedures were not effective as of the end of the fiscal year.
The Company advises the Staff that it is concurrently filing an amendment to its Form 10-K to (i) insert Management’s Annual Report on Internal Controls Over Financial Reporting, which was inadvertently omitted from Part II, Item 9A, Controls and Procedures, (ii) update its assessment of the effectiveness of our disclosure controls and procedures and (iii) correct the certifications to include the language of paragraph 4(b) required by Item 601(b)(31) of Regulation S-K.

2.
As a related matter, please tell us the factors supporting your conclusion that disclosure controls and procedures were effective for the quarterly periods ended March 29, 2014 and June 28, 2014 considering that your certifications do not include the language of paragraph 4(b) required by Item 601(b)(31) of Regulation S-K.

As a result of our recent re-evaluation of our disclosure controls and procedures, the Company advises the Staff that it is concurrently filing amendments to its Quarterly Reports on Form 10-Q filed with the Commission since the Annual Report consistent with the disclosure in our 10-K/A with respect to disclosure controls and procedures. The Company advises the Staff that the amendments to Form 10-Q/A for the quarterly periods ended March 29, 2014 and June 28, 2014 specifically (i) update the assessment of the effectiveness of the Company’s disclosure controls and procedures and (ii) corrects the certifications so that they include the language of paragraph 4(b) required by Item 601(b)(31) of Regulation S-K.
In connection with our responses to the Staff’s comments, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•
Staff comments or changes to disclosure in response to Staff comments do not foreclose the United States Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please do not hesitate to contact me at (858) 795-0110 if you have any questions or would like additional information regarding this matter.
Very truly yours,

/s/ Jay Biskupski
Jay Biskupski
Chief Financial Officer
Peregrine Semiconductor Corporation